EXHIBIT 99.8

CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We consent to the incorporation by reference in Registration Statements Nos. 333-158343 on Form F-10 and Nos. 333-145300, 333-148048, and 333-159047 on Form S-8; and to the use of our reports dated February 23, 2011 relating to (1) the consolidated financial statements of Yamana Gold Inc. and subsidiaries (“Yamana”)  and (2) the effectiveness of Yamana’s internal control over financial reporting appearing in this Annual Report on Form 40-F of Yamana for the year ended December 31, 2010.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants

Vancouver, Canada

March 31, 2011